VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:    Kristin Lochhead
Brian Cascio

Re: Axonics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed March 1, 2021
Form 10-Q for the Quarterly Period Ended June 30, 2021
Filed August 5, 2021
File No. 001-38721

Ladies and Gentlemen,

Axonics, Inc., a Delaware corporation (the “Company”), hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company, dated October 26, 2021 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments in italics as set forth in the Comment Letter.

Form 10-Q for the Quarterly Period Ended June 30, 2021

Condensed Consolidated Financial Statements
Condensed Consolidated Statements of Comprehensive Loss, page 2
1.    Please revise future filings to separately disclose the cost of Bulkamid net revenue as required by Rule 5-03(a)2 of Regulation S-X.

Company Response: The Company respectfully informs the Staff that the primary purpose of the separation of Bulkamid net revenues was to disclose to investors the net revenues generated by a recently acquired product. However, the Company’s revenues (sacral neuromodulation products and Bulkamid products) fall under a single category (sale of tangible products) under Rule 5-03 of Regulation S-X. The income statement presentation has been revised in the Company’s Form 10-Q for the quarter ended September 30, 2021, to show that single category of revenue and cost of revenue. The Bulkamid revenue is now disclosed in Note 1 of the Company’s Form 10-Q for the Quarterly Period ended September 30, 2021 and will be disclosed in a similar manner in future filings.
Note 1. Nature of Operations and Summary of Significant Accounting Policies, page 8
2.    Revise future filings to clarify if the revenue recognition policy related to the Bulkamid system is different from the policy related to the r-SNM System. In that regard, we see that the Bulkamid system is sold through a combination of a direct sales force and distributors in over 30 international markets around the world while the r-SNM System is primarily sold through a direct sales force.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure in Note 1 of the Company’s Form 10-Q for the Quarterly Period ended September 30, 2021, accordingly and will continue to disclose in a similar manner for future filings.
Note 8. Acquisition, page 20
3.    Please reconcile the statement regarding the contingent consideration on page 22 that “to the extent that the forecast milestone achievements probabilities have changed and in accordance with ASC 805, the Company does not need to re-assess the initial fair value measurements” with the requirement in ASC 805-30-35-1 that contingent consideration classified as an asset or a liability should be remeasured to fair value at each reporting date until the contingency is resolved. Clarify your accounting for contingent consideration in subsequent accounting periods.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure in Note 8 of the Company’s Form 10-Q for the Quarterly Period ended September 30, 2021, as follows:
“To the extent that the forecast milestone achievements probabilities changed, future fair value measurement adjustments to the contingent consideration liability will be recognized in the consolidated statements of comprehensive loss.”
4.    We note that you have not provided financial statements or pro forma financial information on Form 8-K for your acquisition of Contura Holdings Limited. Please provide us with the significant tests you performed to determine that this information was not required under Rule 3-05 and Article 11 of Regulation S-X.

Company Response: The Company respectfully advises the Staff that it considered the requirements of Rule 3-05 of Regulation S-X , Article 11 of Regulation S-X and determined that it was not required to include audited financial statements of, and pro forma financial information relating to the acquisition of Contura Holdings Limited (Contura). The Company compared (i) the total assets of Contura as of December 31, 2020, compared to the Company’s total consolidated assets as of December 31, 2020 (“Asset Test”); (ii) the amount of the Company’s investment in Contura compared to the Company’s market capitalization (“Investment Test”); and (iii) the revenue of Contura for the year ended December 31, 2020, compared to the Company’s consolidated revenue for the year ended December 31, 2020 (“Income Test”). For the Income Test, while it requires the calculation of both the income and revenue components, given the revenue component is insignificant, it was not necessary to further consider the income component. The Company respectfully advises the Staff that its acquisition of Contura did not individually meet the threshold to be considered a significant acquisition pursuant to Rule 3-05 or Article 11 of Regulation S-X as none of the asset, investment or income tests exceeded the 20% significance threshold as noted in the table below.

The Company’s calculation of the significance tests for the Contura acquisition are as follows:

Asset Test – 1.1%	Investment Test – 9.5%	Income Test – 9.8%
The percentages were calculated as follows (the dollar amounts below are in U.S. dollars in thousands and based on U.S. GAAP audited financial statements of the Company and the most recent annual financial statements of Contura):

Asset Test	Total assets of Contura as of December 31, 2020	$3,770	1.1%
	Consolidated total assets of the Company as of December 31, 2020	$342,206
Investment Test	Total investment in Contura on acquisition date	$204,692	9.5%
	Consolidated market capitalization of the Company as of February 28, 2021	$2,164,251
Income Test	Revenue of Contura for the year ended December 31, 2020	$10,909	9.8%
	Consolidated revenue for the Company for the year ended December 31, 2020	$111,535

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If you have any questions or comments concerning these responses, please do not hesitate to call me at (949) 396-6324 or e-mail me at ddearen@axonics.com.

Sincerely,
/s/ Dan L. Dearen
Dan L. Dearen
Axonics, Inc.